Bionomics Limited

25 October 2006

SEC MAIL
RECEIVED
PROCESSING
NOV 0 6 2006
WASH. D.C.
199
SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

06018245

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ASX ANNOUNCEMENT
25 October 2006

BNO AUDIO BROADCAST

BIONOMICS LIMITED (BNO) would like to offer you a front row seat at our presentation titled **"Contract with SAFC Pharma"**. Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;

- ***Contract with SAFC Pharma***
- ***Presented by Dr Deborah Rathjen, CEO & MD***
- **25th October, 2006**
- ***3.30pm EST***
- ***At*** **http://www.brr.com.au/event/BNO/1250/16618/wmp/zvwb87lhcb**

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For further information please contact:

Dr Deborah Rathjen
CEO & Managing Director
Bionomics Limited
Ph: +61 8 8354 6101

About SAFC

SAFC is the custom manufacturing group within Sigma-Aldrich that focuses on both biochemical production and the manufacturing of complex, multi-step organic synthesis of APIs and key intermediates. SAFC has manufacturing facilities around the world dedicated to providing manufacturing services for companies requiring a reliable partner to produce their custom manufactured materials. SAFC has four operating segments – SAFC Pharma, SAFC Supply Solutions, SAFC Biosciences, and SAFC Hitech - and had annual sales of $437million in 2005. SAFC is one of the world's 10 largest fine chemical businesses.

About Sigma-Aldrich

Sigma-Aldrich is a leading Life Science and High Technology company. Its biochemical and organic chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company has customers in life science companies, university and government institutions, hospitals, and in industry. Over one million scientists and technologists use its products. Sigma-Aldrich operates in 35 countries and has 7,200 employees providing excellent service worldwide. Sigma-Aldrich is committed to Accelerating Customer Success through Leadership in Life Science, High Technology and Service. For more information about Sigma-Aldrich, please visit its award-winning Web site at http://sigma-aldrich.com.

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Cautionary Statement: *This release contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs and other statements regarding the Company's expectations, goals, beliefs, intentions and the like, which involve assumptions regarding the Company's operations and conditions in the markets the Company serves. The Company does not undertake any obligation to update these forward-looking statements.*

27 October 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN: **53 075 582 740**

Quarter ended ("current quarter"): 30-Sep-06

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	521	521
1.2	Payments for		
	(a) staff costs	(309)	(309)
	(b) advertising & marketing	(71)	(71)
	(c) research & development (incl. R&D staff costs)	(1,524)	(1,524)
	(d) leased assets	(55)	(55)
	(e) other working capital	(225)	(225)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	44	44
1.5	Interest and other costs of finance paid	(76)	(76)
1.6	Income taxes paid	0	0
1.7	Other - Government Grants	476	476
	Net operating cash flows	(1,219)	(1,219)
1.8	Net operating cash flows (carried forward)	(1,219)	(1,219)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	(47)	(47)

+ See chapter 19 for defined terms

		Current quarter $A'000	Year to date (3 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (Iliad bank accounts)	0	0
	Net investing cash flows	(47)	(47)
1.14	**Total operating and investing cash flows**	(1,266)	(1,266)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc. **NOTE: This represents tranche 1 of the recently announced $5 m capital raising**	2,360	2,360
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	(92)	(92)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	(154)	(154)
	Net financing cash flows	2,114	2,114
	Net increase (decrease) in cash held	849	849
1.21	Cash at beginning of quarter/year to date	4,725	4,725
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	5,574	5,574

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(128)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

+ See chapter 19 for defined terms

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	829	738
4.2	Deposits at call	4,745	3,987
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	5,574	4,725

+ See chapter 19 for defined terms

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date:
(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms